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                                                                                                                       Exhibit 12

                                                     Potash Corporation of Saskatchewan Inc
                                                       Ratio of Earnings to Fixed Charges
                                               (in millions of US dollars, except ratio amounts)
                                                                  (unaudited)

                                                         Three Months Ended
                                                               31-Mar                        Year ended December 31
                                                       -----------------------------------------------------------------------------
                                                          2001       2000       2000       1999       1998       1997       1996
                                                       -----------------------------------------------------------------------------
Actual
Net income                                                  $62.40     $71.60    $198.00   ($412.00)   $261.00    $297.10    $209.00
Income taxes                                                  38.3       20.5       67.2        7.5      117.5       69.1       43.7
Interest on debt                                              15.8       14.5       61.6       51.5       63.8       81.4       46.8
Estimate of interest in operating leases                      11.1       11.1       44.5       36.1       35.3       75.4        9.6
                                                       -----------------------------------------------------------------------------
                                                           $127.60    $117.70    $371.30   ($316.90)   $477.60    $523.00    $309.10
                                                       =============================================================================

Total Fixed Charges                                         $26.90     $25.60    $106.10     $87.60     $99.10    $156.80     $56.40
                                                       =============================================================================

Ratio of Earnings to Fixed Charges                            4.74        4.6        3.5     -            4.82       3.34       5.48
                                                       =============================================================================

Pro forma (1)
Pro forma net income                                        $53.40               $162.00
Pro forma income taxes                                        38.3                  67.2
Pro forma interest on debt                                    24.8                  97.6
Pro forma estimate of interest in operating leases             4.2                  16.7
                                                       ------------           -----------
                                                           $120.70               $343.50
                                                       ============           ===========

Total Pro forma Fixed Charges                               $29.00               $114.30
                                                       ============           ===========

Pro forma Ratio of Earnings to Fixed Charges                  4.16                     3
                                                       ============           ===========

(1) Pro forma ratios required for 2000 and the first quarter of 2001 reflect the issuance of $600.0 million of the registrant's 7 3/4 % Notes due May 31, 2011 and the expected use of the net proceeds from the sale of the notes, including the use of approximately $207.0 million to repay short-term debt and the use of approximately $384.0 million to acquire certain nitrogen facilities in Trinidad, which would result in the termination of the lease arrangements under which we are currently operating such facilities.
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